Jefferies LLC 520 Madison Avenue New York, New York 10022	Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013	UBS Securities LLC 1285 Avenue of the Americas New York, New York 10019

October 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Stacie Gorman

Re:	Oaktree Acquisition Corp. III Life Sciences

Registration Statement on Form S-1, as amended

Initially Filed October 4, 2024

File No. 333-282508

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other several underwriters, hereby joins in the request of Oaktree Acquisition Corp. III Life Sciences that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4.30 p.m. Eastern time on October 23, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 900 copies of the Preliminary Prospectus dated October 18, 2024 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

JEFFERIES LLC

By:	/s/ Tina Pappas
Name: Tina Pappas
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Raghav Chadha
Name: Raghav Chadha
Title: Director

UBS SECURITIES LLC

By:	/s/ Mehul Choudhary
Name: Mehul Choudhary
Title: Director

By:	/s/ Ryan Obuchowski
Name: Ryan Obuchowski
Title: Associate Director

As Representatives of the several underwriters

[Signature Page to Underwriters’ Acceleration Request Letter]